Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian dollars)

Mountain Province Diamonds Inc.

Years ended March 31, 2007, 2006 and 2005

REPORT OF MANAGEMENT

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ “Patrick Evans”
Patrick C. Evans
President and Chief Executive Officer

/s/ "Jennifer M. Dawson"
Jennifer M. Dawson
Chief Financial Officer and Corporate Secretary

June 22, 2007

Report of Independent Registered Public Accounting Firm

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles in the United States of America. Information relating to the nature and effect of such measurement differences is presented in note 11 to the consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 22, 2007

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated  financial statements, when as a result of the correction of an error in the reconciliation from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles has been restated as described in Note 11(a) to the consolidated financial statements, and when there is a change in accounting principle that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 11(b).  Although we conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 22, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions or events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 22, 2007

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
March 31, 2007 and 2006

	2007	2006
Assets
Current assets
Cash and cash equivalents	$179,970	$845,452
Term deposit	275,000	-
Marketable securities (Note 3)	4,632	71,392
Amounts receivable	127,487	66,637
Advances and prepaid expenses	11,260	6,052
	598,349	989,533
Long-term investment (Note 4)	920,000	1,400,000
Investment in Camphor Ventures (Note 6)	7,519,747	-
Mineral properties (Note 7)	1,552,553	1,552,553
Deferred exploration costs (Note 7)	31,017,771	30,929,049
Equipment (Note 5)	7,407	3,153
Total assets	$41,615,827	$34,874,288
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$418,799	$181,266
Shareholders' equity:
Share capital (Note 8(b))	66,579,083	58,253,663
Contributed surplus (Note 8(d))	701,626	561,777
Deficit	(26,083,681)	(24,122,418)
Total shareholders' equity	41,197,028	34,693,022
Total liabilities and shareholders' equity	$41,615,827	$34,874,288

Nature of operations (Note 1)
Going concern (Note 1)
Subsequent event (Note 6)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Jonathan Comerford"	Director

“David Whittle”	Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

	2007	2006	2005
Expenses:
Amortization	$(1,675)	$(1,082)	$(2,136)
Consulting fees (Note 9)	(476,754)	(309,217)	(141,586)
Directors' fees and benefits	(56,101)	(37,500)	(2,700)
Interest and bank charges	(1,200)	(1,231)	(983)
Office and miscellaneous	(80,998)	(54,043)	(108,407)
Professional fees	(198,628)	(166,150)	(235,680)
Promotion and investor relations	(124,467)	(108,184)	(30,503)
Stock-based compensation (Note 8(c))	(186,321)	(314,879)	(189,400)
Transfer agent and regulatory fees	(190,121)	(99,794)	(114,459)
Travel	(45,672)	(39,981)	(22,648)
	(1,361,937)	(1,132,061)	(848,502)
Other earnings (expenses):
Gain on sale of mineral properties	-	-	4,226,634
Write-down of long-term investments (Note 4)	(480,000)	(1,080,000)	(1,860,000)
Interest income	23,940	12,173	13,112
Equity loss in investment in Camphor Ventures	(143,266)	-	-
	(599,326)	(1,067,827)	2,379,746
Net (loss) earnings for the year	(1,961,263)	(2,199,888)	1,531,244
Deficit, beginning of year	(24,122,418)	(21,922,530)	(23,378,874)
Adjustment on adoption of new accounting standard for stock based compensation (Note 2(i))	-	-	(74,900)
Deficit, end of year	$(26,083,681)	$(24,122,418)	$(21,922,530)
Basic and diluted (loss) earnings per share	$(0.04)	$(0.04)	$0.03
Weighted average number of shares outstanding	55,092,966	52,783,833	51,781,905

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

	2007	2006	2005
Cash provided by (used in):
Cash flows provided by (used in) operating activities:
Net (loss) earningsfor the year	$(1,961,263)	$(2,199,888)	$1,531,244
Items not involving cash:
Amortization	1,675	1,082	2,136
Stock-based compensation expense	186,321	314,879	189,400
Gain on sale of mineral properties	-	-	(4,226,634)
Write-down of long-term investments	480,000	1,080,000	1,860,000
Equity loss in investment in Camphor Ventures	143,266	-	-
Changes in non-cash operating working capital
Amounts receivable	(60,850)	(40,313)	(7,891)
Advances and prepaid expenses	(5,208)	30,827	(28,499)
Accounts payable and accrued liabilities	237,533	86,290	(177,770)
	(978,526)	(727,123)	(858,014)
Cash flows used in investing activities:
Deferred exploration costs	(88,722)	(63,379)	(37,106)
Investment in term deposit	(275,000)	-	-
Purchase of equipment	(5,929)
Costs associated with investment in Camphor	(205,755)	-	-
	(575,406)	(63,379)	(37,106)
Cash flows provided by financing activities:
Issuance of shares, net of share issue costs	888,450	634,850	981,730
Increase (decrease) in cash and cash equivalents	(665,482)	(155,652)	86,610
Cash and cash equivalents, beginning of year	845,452	1,001,104	914,494
Cash and cash equivalents, end of year	$179,970	$845,452	$1,001,104
Supplementary information:
Income taxes paid	$-	$-	$-
Non-cash transactions
Shares exchanged for Camphor shares (Note 4)	7,390,498	-	-
Shares issued in exchange for sale of Haveri property (Note 7(b))	-	-	4,340,000
Shares issued in exchange for sale of Baffin Island claim (Note 7(c))	-	-	39,000

See accompanying notes to consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

1.         Nature of operations:

During the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with third parties (Note 7), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.         Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles and practices prescribed by the Securities and Exchange Commission, is included in Note 11.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities of three months or less when acquired.

(c)	Marketable securities:

Marketable securities are carried at the lower of cost and quoted fair market value.

(d)	Long-term investments:

(i)  The long-term investment arose on the sale of mineral property interests in exchange for shares of the purchaser and is accounted for by the cost method since the Company does not have significant influence over the operating, investing and financing activities of the purchaser. Earnings from long-term investment are recognized only to the extent received. The investment is written down when there has been a loss in value that is other than a temporary decline.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

2.	Significant accounting policies (continued):

(d)	Long-term investments (continued):

(ii)  The investment in common shares of Camphor Ventures Inc. (“Camphor”) is accounted for using the equity method, as the Company has significant influence over Camphor's operating, investing, and financing activities.  Under the equity method, the investment in common shares of Camphor is recorded at cost and is adjusted periodically to recognize the Company's proportionate share of Camphor's net income or losses after the date of the investment, additional contributions made, and dividends received.

(e)	Mineral properties and deferred exploration costs:

Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made.  The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 – “Accounting by Mining Enterprises for Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11) affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.  EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.  EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized.  With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired.  However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  Any resulting writedowns are charged to the statement of operations.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs.  Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred.  While this guidance is applicable, its application did not result in impairment.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

2.	Significant accounting policies (continued):

(f)	Equipment:

Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

Asset	Rate

Furniture and equipment	20%
Computers	30%

(g)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of March 31, 2007 and 2006, the Company has determined that it does not have material obligations for asset retirement obligations.

(h)	Stock-based compensation:

The Company expenses the fair value of all stock options, calculated using the Black-Scholes option pricing model, over the vesting period commencing April 1, 2004.

As permitted, effective April 1, 2004, the Company has adopted the fair value based method for employee and director stock options granted on or after April 1, 2002, on a retroactive basis without restatement of prior periods.The retroactive adoption of the changes discussed above resulted in an increase to opening deficit as at April 1, 2004 of $74,900 with respect to employee and director stock options granted in 2004 and 2003.

Direct awards of stock are expensed based on the market price of the shares at the time of the granting of the award.

(i)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

2.	Significant accounting policies (continued):

(j)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing the earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, earnings (loss) available to the common shareholders equals the reported earnings or loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(k)	Foreign currency translation:

Monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(l)	Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, advances and prepaid expenses, accounts payable and accrued liabilities approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of marketable securities and long-term investments are disclosed in Notes 3 and 4, respectively.

(m)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, and long-term investment, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

(n)	Comparative figures:

Certain of the prior year’s comparative figures have been reclassified to conform with the current year’s presentation.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

3.         Marketable securities:

The quoted market value of marketable securities at March 31, 2007 was $51,808 (2006 - $217,512).

4.         Long-term investment:

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. (“Northern Lion”), acquired upon disposal of the Company’s remaining interest in the Haveri property (Note 7(b)). The Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. On acquisition in 2005, the Company recorded a gain on the sale in the amount of $4,187,634.  During the year ended March 31, 2007 and 2006, the Company recorded $480,000 and $1,080,000 respectively, as other than temporary write-downs of the investment in Northern Lion.

The quoted market value of the long-term investment at March 31, 2007 was $1,200,000 (2006 - $2,280,000).

5.         Equipment:

March 31, 2007	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(9,803)	$1,285
Equipment	4,065	(4,065)	-
Computers	20,513	(14,391)	6,122
	$35,666	$(28,259)	$7,407

March 31, 2006	Cost	Accumulated Amortization	Net Book Value
Furniture	$11,088	$(9,481)	$1,607
Equipment	4,065	(4,065)	-
Computers	14,584	(13,038)	1,546
	$29,737	$(26,584)	$3,153

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

6.         Investment in Camphor Ventures Inc.:

During the year, the Company acquired 4,892,750 common shares of Camphor, representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 Mountain Province shares for each 100 Camphor shares, resulting in the issuance of 1,944,868 Mountain Province common shares.  The investment in Camphor was valued at cost based on the closing price ($3.80) of Mountain Province common shares on July 24, 2006, the date the shares were issued. The Company already owned 100,000 common shares (previously reported under Marketable Securities) at a cost of $66,760, bringing its total shareholdings in Camphor to 4,992,750 common shares.

Mountain Province and Camphor are joint venture partners with De Beers Canada Inc. (“De Beers”) in the Gahcho Kué diamond project, located in Canada’s Northwest Territories. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent.

Since the Company and Camphor do not have co-terminous yearends, in the year ended March 31, 2007, the Company recognized the Company’s proportionate share of Camphor’s loss as at its year end of August 31, 2006 as well as its share of Camphor’s loss for the six months ended February 28, 2007, totaling approximately $143,000.

In January 2007, the Company entered into an agreement with the directors and officers of Camphor pursuant to which the Company would make an offer (the “Offer”) to acquire all of the outstanding common shares, options and warrants of Camphor on the basis of 0.41 Mountain Province common shares, options and warrants, as the case may be, per Camphor common share, option and warrant.  On February 23, 2007, the Company mailed its Offer to the shareholders of Camphor.

Subsequent to the year end, on April 4, 2007, the Company took up all common shares of Camphor that were tendered to its take-over bid up to March 30, 2007, the expiry date of the Offer, resulting in the Company owning approximately 13,884,500 Camphor common shares, representing approximately 93.3% of Camphor’s shares outstanding on a non-diluted basis, and announced that it had elected to extend its Offer to acquire the remaining common shares of Camphor on the same basis, until close of business on April 16, 2007.  As a result of the extension of the Offer, Mountain Province took up an additional 339,391 common shares of Camphor tendered, giving Mountain Province ownership of approximately 14,223,900 shares of the Camphor, or 95.6% on a non-diluted basis. The Company issued 3,784,778 shares from treasury in exchange for the Camphor shares under the Offer.

On April 19, 2007, the Company issued a Notice of Compulsory Acquisition to the remaining shareholders of Camphor to acquire the balance of the common shares under the same terms as the Offer.  The Notice of Compulsory Acquisition expired on June 19, 2007, and the Company took up the remaining balance of 653,752 Camphor shares in exchange for 268,038 shares issued by the Company.  As well, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

7.         Mineral properties and deferred exploration:

Acquisition costs:

	2007	2006
Gahcho Kué Project	$1,552,553	$1,552,553

Deferred exploration:
Gahcho Kué Project
Balance, March 31, 2004	$30,861,544
Exploration expenditures: Consulting and other professional services	4,126
Balance, March 31, 2005	30,865,670
Geophysical	3,220
Due Diligence	60,159
Balance, March 31, 2006	30,929,049
Consulting	77,801
Mining lease	10,921
Balance, March 31, 2007	$31,017,771

(a)        Gahcho Kué Project:

As of June 20, 2007, the Company holds a 49% interest (see Note 6) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Exploration Inc. (“De Beers Canada”) (51%) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

De Beers Canada has agreed to carry all costs incurred by the Joint Venture and has undertaken to support the proper and timely exploration and development of the Gahcho Kué Project. Decisions are made jointly (via a Management Committee consisting of two members each from De Beers Canada and the Company) as to the further progress of the project, and specifically the timing of a definitive feasibility study. Once a desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a definitive feasibility study. If they do not proceed with the feasibility study, De Beers Canada’s interest will be diluted down to a 30% participating interest.

Upon completion of a definitive feasibility study funded by De Beers, De Beers’ interest in the Joint Venture shall increase to 55%.  Upon the commencement of commercial production, De Beers’ interest in the Joint Venture shall increase to 60%.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

7.         Mineral properties and deferred exploration (continued):

(a)        Gahcho Kué Project (continued):

All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by them outside of the Kennady Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

On November 26, 2003, the Joint Venture Management Committee approved the commencement of a pre-feasibility study on the Gahcho Kué Project. The estimated $25 million cost was borne entirely by De Beers Canada. The in-depth pre-feasibility study was completed in mid-2005 showing that an internal rate of return of 15% can be achieved and the project is proceeding with permitting and advanced exploration.

(b)        Haveri Project:

The Company had a 100% interest in the Haveri Project, a mineral property located 175 kilometres north of Helsinki, Finland. On October 10, 2002, Northern Lion was granted an option to acquire a 70% undivided interest in the Haveri property, in exchange for expending a total of $1,650,000 in exploration and development expenditures by October 10, 2005. Northern Lion completed the necessary expenditures during the year ended March 31, 2005 and exercised its option to acquire a 70% interest in the Haveri property.

During the year ended March 31, 2005, the Company sold its remaining 30% interest in the Haveri property in exchange for 4,000,000 common shares of Northern Lion (Note 4).

(c)        Baffin Island Project:

On September 27, 2004, the Company sold its interest in one remaining Baffin Island mining claim to Patrician Diamonds Inc. (“Patrician”) in exchange for 325,000 common shares of Patrician, the reservation of a 1% Net Smelter Royalty and the agreement to honour a 1% Net Smelter Royalty in favour of two stakeholders, which the Company has the unrestricted right and option to acquire upon payment of $1,000,000. The Company recorded a gain on the sale in the amount of $39,000, during the year ended March 31, 2005.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.	Share capital:

(a)        Authorized

                      Unlimited number of common shares without par value

(b)        Issued and fully paid:

	Number of
	Shares	Amount
Balance, March 31, 2004	51,202,111	$56,595,262

Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	-	20,314
Exercise of stock options	202,858	282,321
Exercise of warrants	1,205,878	699,409
Value of stock options exercised	-	10,480
Balance, March 31, 2005	52,610,847	57,607,786
Exercise of stock options	465,000	634,850
Value of stock options exercised	-	11,027
Balance, March 31, 2006	53,075,847	58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issued shares in exchange for shares in Camphor Ventures (Note 6)	1,944,868	7,390,498
Balance, March 31, 2007	55,670,715	$66,579,083

(c)        Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at March 31, 2007, there were 1,337,432 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.	Share capital (continued):

(c)           Stock options (continued):

The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2004	1,327,858	$1.37
Granted (i)	200,000	$1.96
Exercised	(202,858)	$1.39
Balance, March 31, 2005	1,325,000	$1.48
Granted (ii)	200,000	$3.57
Exercised	(465,000)	$1.37
Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	$1.37
Balance, March 31, 2007	410,000	$2.73

The following are the stock options outstanding and exercisable at March 31, 2007.

Expiry Date	Black Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
October 21, 2007	$11,026	10,000	0.56 years	$1.36
October 1, 2009	189,400	200,000	2.51 years	1.96
November 1, 2010	180,100	100,000	3.59 years	2.63
January 30, 2011	321,100	100,000	3.84 years	4.50
	$701,626	410,000

There were no options which were not exercised and which expired during the years presented, nor were there any options which were forfeited during the years presented.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.	Share capital (continued):

(c)        Stock options (continued):

(i)
During the year ended March 31, 2005, the Company granted 200,000 options to directors of the Company at an exercise price of $1.96 per share, vesting immediately and expiring on October 1, 2009.  The Black-Scholes value of the options granted was $0.95 per option or $189,400 in aggregate.

(ii)
During the year ended March 31, 2006, the Company granted 200,000 options to an officer of the Company of which 100,000 are at an exercise price of $2.63 and 100,000 are at an exercise price of $4.50 per share.  These options vested 50% immediately and 50% vest one year after grant.  The Black-Scholes value of the options granted was $1.80 per option or $180,000 in the aggregate, and $3.211 or $321,100 in the aggregate, respectively.  These options expire November 1, 2010 and January 30, 2011 respectively.  During the year ended March 31, 2007, the Company recorded compensation expense of $52,519 (2006 - $127,571) for the first grant and $133,792 (2006 - $187,308) for the second grant, recognizing the remaining vesting of both grants.

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions

	2006	2005
Dividend yield	0%	0%
Expected volatility	84%-89.78%	50%
Risk-free interest rate	3.9%	4.1%
Expected lives	5 years	5 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

8.         Share capital (continued):

          (d)           Contributed surplus:

Amount
Balance, March 31, 2003 and March 31, 2004	$24,419
Adjustment on adoption of new accounting standard for stock-based compensation (Note 2(i))	74,900
Less: value of options exercised prior to adoption of new standard and value transferred to share capital	(20,314)
Recognition of stock-based compensation expense	189,400
Value on exercise of stock options transferred to share capital	(10,480)
Balance, March 31, 2005	257,925
Recognition of stock-based compensation expense	314,879
Value on exercise of stock options transferred to share capital	(11,027)

Balance, March 31, 2006	561,777
Recognition of stock-based compensation expense	186,321
Value on exercise of stock options transferred to share capital	(46,472)
Balance, March 31, 2007	$701,626

(e)           Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Plan”). The Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid. The Company is not currently aware of any pending or threatened take-over bid for the Company.

9.         Related party transactions:

As at March 31, 2007, $10,000 (2006 - $40,500) was owed to directors or companies controlled by directors of the Company, primarily for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing.

During the year ended March 31, 2007, the Company paid $nil (2006 - $24,000; 2005 - $40,050) for consulting, professional, management, property evaluation and administration services to directors and to companies in which directors have an interest.

During the year ended March 31, 2006, the Company entered into a consulting agreement with the President and CEO of the Company.  Compensation per the agreement is $12,500 per month.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

9.         Related party transactions (continued):

Effective May 11, 2006, the Company entered into a consulting agreement with a new Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expense for year ended March 31, 2007 is $150,000 (2006 - $56,074) accrued or paid to the President and CEO of the Company for services rendered, and $94,200 (2006 - $nil) accrued or paid to the CFO of the Company, each pursuant to consulting agreements with the President and CEO and the CFO respectively.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

10.       Income taxes:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 34.25% for the years ended March 31, 2007 (2006 -36.12% and 2005 - 36.12%) to loss before income taxes.  The reasons for the differences are primarily as a result of the following:

	2007	2006	2005
Loss (earnings) before income taxes	$1,961,263	$2,199,888	$(1,531,244)

Tax recovery (payable) calculating using statutory rates	671,700	794,600	(553,000)
Earnings not subject to taxation or expenses not deductible for taxation	195,000	308,800	(359,000)
	476,700	485,800	(194,000)
Valuation allowance	(476,700)	(485,800)	194,000
Net future tax asset (liability)	$-	$-	$-

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

10.       Income taxes (continued):

          The components that give rise to future income tax assets and future tax liabilities are as follows:

	2007	2006	2005
Mineral properties and deferred exploration	$869,900	$682,300	$579,000
Loss carry forwards	810,200	1,962,200	2,168,000
Equipment	143,000	155,300	172,000
Long-term investment	590,000	503,100	308,200
Other	-	-	6,000
	2,413,100	3,302,900	3,233,200
Valuation allowance	(2,413,100)	(3,302,900)	(3,233,200)
Net future income tax asset (liability)	$-	$-	$-

At March 31, 2007, the Company has available losses for income tax purposes totaling approximately $2.7 million, expiring at various times from 2008 to 2016. Of the available losses, $1.7 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $35.6 million, which may be carried forward and utilized to reduce future taxable income. Included in the $35.6 million of tax pools is $24.9 million which can only be utilized against taxable income from specific mineral properties.

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP"):

As disclosed in Note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description and reconciliation of material measurement differences to US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) follows:

(a)        Mineral properties and deferred exploration costs:

Under United States GAAP, acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP, exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian GAAP these costs may be deferred.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

(a)        Mineral properties and deferred exploration costs (continued):

During 2007, the Company became aware of an accounting error under US GAAP relating to $1,552,553 in mineral property costs which were incorrectly expensed in the US GAAP reconciliation in periods prior to March 31, 2004..  The correction of this error results in the restatement of Total Assets at March 31, 2006 such that mineral properties increased by $1,552,553 and the Deficit decreased by the same amount.  The reconciliations of Total Assets and Deficit in Notes 11(f)(i) and 11(f)(v) have been restated to reflect the corrected treatment of mineral property acquisition costs.  As the restatement related to periods prior to 2005, there is no impact to the previously reported loss (earnings) or cash flows for the years ended March 31, 2006 or 2005 under US GAAP.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)        Stock-based compensation

On April 1, 2006, the Company adopted the provisions of SFAS 123(R) on a modified prospective application for stock options granted.  Under the modified prospective transition method, compensation expense is recognized for all unvested stock options as of the date of adoption of SFAS 123(R) over the remaining service period during which an employee is required to provide service in exchange for the award.  The effect of applying SFAS 123(R) in fiscal 2007 on this basis results in the same stock-based compensation cost as has been recognized for Canadian GAAP.

Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation using the intrinsic value method of accounting for stock-based compensation as prescribed by APB Opinion 25.

For Canadian GAAP purposes, the Company adopted the fair value based method to all employee and director stock options granted on or after April 1, 2002, without restatement of prior periods.  An adjustment was made to contributed surplus and deficit as at April 1, 2004 in the amount of $74,900 to reflect the cumulative effect of the change in accounting policy.  An amount of $20,314 was also transferred from contributed surplus to share capital as at April 1, 2004 in respect of employee and director options exercised during the years ended March 31, 2004 and 2003.  In addition, the Company booked stock-based compensation during the year ended March 31, 2006 and 2005 of $314,879 and $189,400, respectively, for employee and director stock options.  Prior to the adoption of the fair value based method for Canadian GAAP, the stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP determined using an option pricing model, would cumulatively be $1,704,000 from the date of adoption of SFAS 123 to March 31, 2002.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

           (c)       Unrealized holding gains and losses on marketable securities, long-term investments:

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Company’s marketable securities are presented at the lower of cost or market value under Canadian GAAP. At March 31, 2007, there is a cumulative unrealized gain of $47,176 (2006 - $146,120; 2005 - $63,380) between the carrying value and fair value of marketable securities which has been recorded through comprehensive income for US GAAP purposes in the amounts of $8,704, $82,740,  and $13,450 for each of the years ended March 31, 2007, 2006, and 2005, respectively.

The Company's long-term investments are presented at the lower of cost or market value under Canadian GAAP and would also be accounted for as available-for-sale securities under US GAAP.  At March 31, 2007, there is a cumulative unrealized loss of $600,000 (2006 - gain of $880,000; 2005 - Nil) between the carrying value and fair value of long-term investments which has been recorded through comprehensive income for US GAAP purposes in the amounts of $280,000 (2006- $880,000; 2005 - Nil) for each of the years ended March 31, 2007, 2006 and 2005 respectively.

          (d)        Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

          (e)        Recent accounting pronouncements:

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”.  The interpretation is effective for fiscal years beginning on or after December 15, 2006.  The Company will adopt this interpretation on April 1, 2007, and is currently assessing the impact of the adoption on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements in which fair value is considered to be the relevant measurement attribute.  SFAS 157 also expands disclosures about fair value measurement.  This statement is effective for fiscal years beginning on or after November 15, 2007.  The Company will adopt this statement on April 1, 2008, and is currently assessing the impact of adoption on its consolidated financial statements.

Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS 155”) was issued in February 2006.  This statement allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings.   The statement is effective for fiscal years beginning after September 15, 2006.  The Company is currently reviewing the impact of this statement.

Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), was issued in February 2007.  The statement permits entities to choose to measure many financial instruments and certain other items at fair value, providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions.  SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted.  The Company is currently reviewing the impact of this statement.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

           (f)        Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

As at March 31	2007	2006
		(restated - a)
(i) Total assets:
Total assets, under Canadian GAAP	$41,615,827	$34,874,288
Adjustment for deferred exploration costs (Note 11(a))	(31,017,771)	(30,929,049)
Adjustment for change in fair value of available-for-sale marketable securities (Note 11(c))	47,176	146,120
Adjustment for change in fair value of long-term investments (Note 11(c))	(600,000)	880,000
Total assets, under US GAAP	$10,045,232	$4,971,359
(ii) Share capital:
Share capital, under Canadian GAAP	$66,579,083	$58,253,663
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 11(b))	(66,786)	(20,314)
Share capital, under US GAAP	$66,512,297	$58,233,349
(iii) Contributed surplus
Contributed surplus, under Canadian GAAP	$701,626	$561,777
Adjustment for grant of employee stock options (Note 11(b))	(457,807)	(504,279)
Adjustment on adoptions of new accounting standard for stock-based compensation (Note 11(b))	(74,900)	(74,900)
Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (Note 11(b))	20,314	20,314
Adjustment for stock-based compensation (Note 11(b))	1,704,000	1,704,000
Contributed surplus, under US GAAP	$1,893,233	$1,706,912

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

        (f)         Reconciliation (continued):

As at March 31	2007	2006 (restated - a)
(iv) Accumulated other comprehensive income:
Adjustment for fair value of available for sale marketable securities (Note 11(c))	$47,176	$146,120
Adjustment for fair value of long-term investments (Note 11(c))	(600,000)	880,000
Accumulated other comprehensive income, under US GAAP	$(552,824)	$1,026,120
(v) Deficit:
Deficit, under Canadian GAAP	$(26,083,681)	$(24,122,418)
Adjustment for deferred exploration (Note (11(a))	(31,017,771)	(30,929,049)
Grant of stock options (Note 11(b))	504,279	504,279
Adjustment on adoption of new accounting standard for stock-based compensation (Note 11(b))	74,900	74,900
Adjustments for stock-based compensation (Note 11(b))	(1,704,000)	(1,704,000)
Deficit, under US GAAP	$(58,226,273)	$(56,176,288)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

           (f)        Reconciliation (continued):

Years ended March 31	2007	2006	2005
(vi) (Loss) earnings and (loss) earnings per share for the year: (Loss) earnings for the year, under Canadian GAAP	$(1,961,263)	$(2,199,888)	$1,531,244
Adjustment for deferred exploration expenditures (Note 11(a))	(88,722)	(63,379)	(4,126)
Adjustment to gain on sale of mineral property previously written-off (Note 11(a))	-	-	119,386
Adjustment for stock-based compensation Note (11(b))	-	314,879	189,400
Loss (earnings) for the year, under US GAAP	(2,049,985)	(1,948,388)	1,835,904
Other Comprehensive income: Change in fair value of available for sale marketable securities (Note 11(c))	8,704	82,740	13,450
Change in fair value of long-term investments (Note 11(c))	(600,000)	880,000	-
Comprehensive (loss) earnings, under US GAAP	$(2,641,281)	$(985,648)	$1,849,354
Basic and diluted (loss) earnings per share, under US GAAP	$(0.05)	$(0.04)	$0.04
(vii) Cash used in operating activities: Cash used in operating activities, under Canadian GAAP	$(978,527)	$(727,123)	$(858,014)
Adjustment for deferred exploration costs (Note 11(a))	(88,722)	(63,379)	(37,106)
Cash provided by (used in) operating activities under US GAAP	$(1,067,249)	$(790,502)	$(895,120)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended March 31, 2007, 2006, and 2005

11.	Reconciliation to United States generally accepted accounting principles ("US GAAP") (continued):

          (f)         Reconciliation (continued):

Years ended March 31	2007	2006	2005
(viii) Cash used in investing activities: Cash used in investing activities, under Canadian GAAP	$(575,405)	$(63,379)	$(37,106)
Adjustment for deferred exploration (Note 11(a))	88,722	63,379	37,106
Cash used in investing activities under US GAAP	$(486,683)	$-	$-